Form NSAR
For the period ended December 31, 1997
Elk Associates Funding Corporation
File Number: 811-3786

Item 102B:     Submission of Matters to a Vote of Security Holders

     (a) Elk Associates Funding Corporation (the "Company") held a special meeting of shareholders on December 5, 1997.

     (b) The shareholders of the Company approved the sale of up to four hundred sixty two thousand (462,000) shares of the common stock of the Company at $6.50 per share representing a discount of 21.8% from net asset value per share which was $8.31 at September 30, 1997.


     Affirmative Votes        Negative Votes      Abstentions
     -----------------        --------------      -----------
          931,172                  4,362             20,193


ELK/NSAREX.F98